Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-141315
June 27, 2008

In the June 23, 2008 issue of Money Management Executive, the following article with references to the TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund” or “we”) was published on page 1 (and continuing to page 11).

Clarifications and Corrections

The article published by Money Management Executive appearing below was not prepared or reviewed by the Fund (or its representatives or agents) prior to its publication. With the exception of the statements contained in the last five paragraphs of the attached article, the article entirely represents the view of the author of the article, none of which information was provided by us, and which is not endorsed or adopted by us.

We believe that the following information is appropriate to clarify or correct information included in the article:

(1) In the fifth to final paragraph, the article states that “TIAA-CREF Asset Management … this past April jumped into the real estate fray ….” Rather, the Registration Statement on Form S-11 (No. 333-141315) relating to the public offering of limited partnership interests in the Fund was declared effective by the Securities and Exchange Commission on March 14, 2008.

(2) In the fifth to final paragraph, the article states that “[t]he fund is organized as a closed-end fund and will invest directly in real estate properties, not shares of REITs.” While the Fund is designed to invest primarily in a diversified portfolio of high quality core real estate assets (as discussed in more detail in the Fund’s prospectus, dated March 14, 2008), the Fund has the ability to invest, directly or indirectly, in passive investments, including shares of real estate investment trusts (REITs), subject to the Fund’s aggregate 20% limitation on passive investments.

(3) In the fifth to final paragraph, the article states that “[t]he portfolio will be invested in a diversified … across many geographic markets.” The Fund’s stated investment strategy is to be diversified by asset type and geographic location, with a substantial majority of its properties to be located in the 50 largest U.S. markets; however, we cannot make any assurance that the Fund will be able to achieve any specified level of sector and/or geographic diversification of its real estate related assets.

(4) In the fourth to final paragraph, Ms. Gera is quoted as saying “[o]ur timing is just perfect.” We believe it is important to emphasize that the Fund has no operating history and we cannot predict whether the Fund will ever be profitable or that any particular investment return will ever be achieved. Further, all investors should carefully review the Fund’s prospectus, dated March 14, 2008, for a discussion of factors which could impact the performance and operations of the Fund, in particular the section entitled “Risk Factors - General Risks Related to Investments in Real Estate” beginning on page 22 thereof.

(5) In the third to final paragraph, the article states that “[t]he firm’s first voyage into real estate dates back to 1995 with an offering within its pension and IRA plans ….” This statement refers specifically to the inception of the TIAA Real Estate Account, a variable annuity product managed by Teachers Insurance and Annuity Association of America (“TIAA”). As noted in the Registration Statement, TIAA has been in the real estate business for over 60 years.

(6) In the final paragraph, the article states that “[w]here REITS can be more correlated to stock and bond market movements and typically are volatile, direct holdings in real properties are more stable and tend to be less volatile ….” This statement is intended to convey a general view of diversification within real estate related investing, and is not intended to serve as a projection of performance, an analysis of public equity market volatility or an investment recommendation in any respect. In particular, management’s view of this topic, as noted on page 34 of the Fund’s prospectus, dated March 14, 2008, is as follows: “We believe that adding investment in real estate, and equity real estate investments in particular, to investment portfolios consisting of stocks and bonds lowers overall portfolio volatility and could increase risk-adjusted returns. Within real estate investing, we believe that a combination of REIT and other real estate investments can lower volatility and enhance the risk-adjusted returns of a stock and bond portfolio.”

Money Management Executive is an entity unaffiliated with the Fund, TIAA or any of their affiliates, and none of the Fund, TIAA or any affiliate thereof made any payment or gave any consideration to Money Management Executive in connection with the publication of the following article.

Full Text of Money Management Executive Article

Invesco Files to Offer Mortgage Securities Real Estate Trust

Lori Pizzani

Money Management Executive
June 23, 2008

New Public REIT Expands Offerings, Enhances Evolutionary Efforts

Invesco, the global investment management firm with its U.S. headquarters in Atlanta, is continuing its efforts to evolve into a bigger global power brand with both diverse and expansive investment offerings. Parent company Invesco Ltd. is headquartered in London.

On June 13, the firm registered with the Securities and Exchange Commission to offer a public real estate investment trust (REIT) to be called Invesco Agency Securities and invest in agency mortgage-backed securities, which are mortgage-backed securities for which a U.S. government agency guarantees both principal and interest payments. Such agencies include the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corp. (Freddie Mac).

According to the registration filing, the REIT will invest in mortgage pass-through certificates as well as collateralized mortgage obligations. The firm hopes to provide attractive risk-adjusted returns through the payment of dividends and possibly capital appreciation.

Invesco has registered $250 million in common stock for the securities offering, with Credit Suisse and Morgan Stanley as the underwriters. Invesco Institutional will serve as the manager of the REIT with its management fee to be set at 1.5% annually for up to $500 million in assets and $1.25% for any additional assets. The REIT is expected to trade on the New York Stock Exchange.

Invesco claims to currently manage over $9 billion of similar agency mortgage-backed securities and have a team of 13 investment professionals dedicated to this market, although it has never managed a REIT before. The firm's election to be a REIT for Federal tax purposes means that most of the REIT's earnings must be passed through to investors annually.

A company spokesman declined to discuss the Invesco Agency Securities REIT registration, sighting the typical quiet period required before an initial public offering.

Billions and Billions Served

As of May 31, Invesco had $491.5 billion in assets under management across all of its investment management subsidiaries, which include Atlantic Trust, Invesco, Invesco Aim (which prior to March of this year was simply Aim), Perpetual, Invesco PowerShares, Trimark and WL Ross.

In September 2006, Invesco acquired PowerShares Capital Management of Wheaton, Ill., then sponsor of 36 innovative exchange-traded funds. The ETF unit was fused into the AIM Investments subsidiary, giving PowerShares access to AIM's deep distribution network to financial advisers and AIM a new investment option to add to its mutual fund and separate account management lineup. The ETF lineup has since been renamed Invesco PowerShares.

One month later, in October 2006, Invesco acquired WL Ross, a New York based private equity and hedge fund firm. That acquisition boosted Invesco's lineup of alternative investment offerings to investors. Post acquisition, Invesco merged its private equity unit into WL Ross'.

Invesco's newly planned REIT allows the firm to spread its roots more deeply into the world of mortgaged-back securities at a time when many are predicting that this could be the bottom of the market for such securities with no place to go but up.

Rich Real Estate Potential

A slew of hedge funds and other investment management firms have, in recent months, announced their own plans to start or invest in mortgage REITS or start up their own private investment funds focused on distressed mortgages or downtrodden areas of the mortgage market. Invesco could find itself competing with some well-known managers in seeking to find its own piece of the broad real estate market.

TIAA-CREF Asset Management of New York, a division of Teachers Advisors, Inc. and a unit of TIAA-CREF the national financial services organization, this past April jumped into the real estate fray by launching the TIAA-CREF U.S. Real Estate Fund 1, LP. The fund is organized as a closed-end fund and will invest directly in real estate properties, not shares of REITs. The portfolio will be invested in a diversified smattering of industrial, office, retail and multi-family properties across many geographic markets. The fund is designed for high-net-worth investors, requires a $150,000 minimum investment and has a term of seven years the manager can extend to 10 years.

Suman Gera, managing director of TIAA-CREF global real estate and portfolio manager of the fund, insists that TIAA-CREF's debut of this fund was not timed to any market gyrations, but, rather, has been three years in development. But she admits, "Our timing is just perfect." Despite troubles in the residential marketplace, commercial real estate market demand is still there, she added.

"The genesis [of the new fund] was demand from registered investment advisors and trust companies that wanted access to our real estate expertise," said Shawn Paulk, head of advisor services group at TIAA-CREF Asset Management. The firm's first voyage into real estate dates back to 1995 with an offering within its pension and IRA plans, which now have a combined $17 billion in assets under management.

TIAA-CREF's new commercial real estate fund is designed to be a core holding in an investor's portfolio and provide diversification. The fund can leverage up to 50% of assets-more leverage than most other funds, Gera added.

Where REITS can be more correlated to stock and bond market movements and typically are volatile, direct holdings in real properties are more stable and tend to be less volatile, Gera notes, adding that a real property fund can peacefully co-exist alongside a REIT.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the broker participating in the offering will arrange to send you the prospectus if you request it by calling Teachers Personal Investors Services, Inc. toll-free at 1-888- 842-0318, Option 3.

Some of the statements that the Article attributes to persons made on behalf of the issuer are “forward-looking statements.” Forward-looking statements include those having forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements also include discussions of strategy, plans, intentions or ability. The forward-looking statements contained in the Article reflect beliefs, assumptions and expectations of future performance, taking into account information currently available to the issuer. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to the issuer. If a change occurs, the issuer’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to the issuer. For more information regarding risks that may cause the issuer’s actual results to differ materially from any forward-looking statements, refer to the section of the prospectus entitled “Risk Factors.”